UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

ARNO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

042564203

(CUSIP Number)

October 29, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

Exhibit Index: Page 9

CUSIP NO. 042564203	Page 2 of 12 Pages

1.	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,039,333[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,039,333[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,333[1]
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.99%[1]
12.	Type of Reporting Person (See Instructions) OO

[1]	See Item 4 of this Schedule 13G.

CUSIP NO. 042564203	Page 3 of 12 Pages

1.	Names of Reporting Persons GEORGE SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,039,333[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,039,333[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,333[2]
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.99%[2]
12.	Type of Reporting Person (See Instructions) IN

[2]	See Item 4 of this Schedule 13G.

CUSIP NO. 042564203	Page 4 of 12 Pages

1.	Names of Reporting Persons ROBERT SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,039,333[3]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,039,333[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,333[3]
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

[3]	See Item 4 of this Schedule 13G.

CUSIP NO. 042564203	Page 5 of 12 Pages

Item 1(a).	Name of Issuer:

Arno Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

200 Route 31 North, Suite 104

Flemington, New Jersey 08822

Item 2(a).	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros; and

iii)	Robert Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c).	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen; and

iii)	Robert Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

042564203

CUSIP NO. 042564203	Page 6 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of November 8, 2013, each of the Reporting Persons may be deemed to be the beneficial owner of 2,039,333 Shares. This number consists of 2,001,988 Shares and 37,345 Shares issuable upon the exercise of (i) 2012 Class A Warrants (the “Class A Warrants”), (ii) 2012 Class B Warrants (the “Class B Warrants”), (iii) 2013 Class C Warrants (the “Class C Warrants”), (iv) 2013 Class D Warrants (the “Class D Warrants”), and (v) 2013 Class E Warrants (the “Class E Warrants” and together with the Class A Warrants, Class B Warrants, Class C Warrants, and Class D Warrants, collectively the “Warrants”). Each of the Warrants is subject to a conversion cap that precludes the holder thereof from exercising the Warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Conversion Cap”). Without giving effect to the Conversion Cap, the Reporting Persons would be entitled to receive (i) 1,354,166 Shares issuable upon the exercise of Class A Warrants, (ii) 1,354,166 Shares issuable upon the exercise of Class B Warrants, (iii) 2,139,750 Shares issuable upon the exercise of Class C Warrants, (iv) 2,508,915 Shares issuable upon the exercise of Class D Warrants, and (v) 2,508,915 Shares issuable upon the exercise of Class E Warrants.

Item 4(b).	Percent of Class:

As of November 8, 2013, assuming the Reporting Persons’ exercise in full of the Warrants and the application of the Conversion Cap, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.99% of the total number of Shares outstanding (based upon 20,376,400 Shares outstanding as of October 29, 2013 pursuant to the Issuer’s Current Report on Form 8-K, filed on October 30, 2013 and 37,345 Shares issuable upon exercise of the Warrants).

Item 4(c).	Number of shares as to which such person has:

SFM LLC

(i) Sole power to vote or direct the vote	2,039,333

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	2,039,333

(iv) Shared power to dispose or to direct the disposition of	0

George Soros

(i) Sole power to vote or direct the vote	0

(ii) Shared power to vote or to direct the vote	2,039,333

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	2,039,333

Robert Soros

(i) Sole power to vote or direct the vote	0

(ii) Shared power to vote or to direct the vote	2,039,333

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	2,039,333

CUSIP NO. 042564203	Page 7 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 042564203	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2013	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Deputy General Counsel

Date: November 8, 2013	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact

Date: November 8, 2013	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact

CUSIP NO. 042564203	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.

A.	Joint Filing Agreement, dated as of November 8, 2013, by and among Soros Fund Management LLC, George Soros, and Robert Soros	10

B.	Power of Attorney, dated June 16, 2005, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros	11

C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	12